

HDFC Bank Ltd.,
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai-400 018.
Tel. : 495 1616 Fax : 495 1771.



Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2001



HDFC BANK LIMITED
(Translation of registrant's name into English)

Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400 018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : 26th July, 2002

HDFC BANK LIMITED



Name: Vinod Yennemadi
Title: Group Head- Finance & Secretarial

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
1.	Copies of the letters sent by the Bank to The Stock Exchange, Mumbai , The National Stock Exchange of India and The Stock Exchange, Ahmedabad intimating the exchanges about the disclosure of the shareholding of its recently appointed director, Mrs. Renu Karnad pursuant to regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations , 1992.
2.	Copies of the letters sent by the Bank to The Stock Exchange, Mumbai , The National Stock Exchange of India and The Stock Exchange, Ahmedabad intimating the exchanges about the change in the share holding of its two shareholders viz. Indocean Financial Holding Ltd and India Private Equity Fund (Mauritius) on account of sale of shares , pursuant to 13 (3) of SEBI (Prohibition of Insider Trading) Regulations , 1992.


HDFC BANK

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

Exibit I

Wednesday, July 24, 2002

The Stock Exchange, Ahmedabad,
Kamdhenu Complex,
Opp. Sahajanand College,
Panjarapole,
Ahmedabad 380 015

Dear Sir

Sub: Disclosure in accordance with regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

This refers to our letter dated 17th July, 2002 wherein we had informed you about the appointment of Ms.Renu Karnad as a Director of our Bank.

Further to the above letter, we wish to inform you that Ms.Renu Karnad holds 58924 shares in our Bank. This may be treated as compliance pursuant to regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully.
For HDFC Bank Limited,

Sanjay Dongre
Vice-President – Legal &
Company Secretary.



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

Wednesday, July 24, 2002

National Stock Exchange of India Limited,
Exchange Plaza, Bandra Kurla Complex,
Bandra (East)
Mumbai 400 051

Dear Sir

Sub: Disclosure in accordance with regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

This refers to our letter dated 17th July, 2002 wherein we had informed you about the appointment of Ms.Renu Karnad as a Director of our Bank.

Further to the above letter, we wish to inform you that Ms.Renu Karnad holds 58924 shares in our Bank. This may be treated as compliance pursuant to regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully.
For HDFC Bank Limited,



Sanjay Dongre
Vice-President – Legal &
Company Secretary.



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

Wednesday, July 24, 2002

The Stock Exchange, Mumbai
1st Floor, Rotunda Building,
Phiroze Jeejeebhoy Towers,
Fort, Mumbai 400 023.

Dear Sir

Sub: Disclosure in accordance with regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

This refers to our letter dated 17th July, 2002 wherein we had informed you about the appointment of Ms.Renu Karnad as a Director of our Bank.

Further to the above letter, we wish to inform you that Ms.Renu Karnad holds 58924 shares in our Bank. This may be treated as compliance pursuant to regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully.
For HDFC Bank Limited,

Sanjay Dongre
Vice-President – Legal &
Company Secretary.



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 498 8484

EXHIBIT - 2

26th July, 2002

The Listing Department
The Stock Exchange, Mumbai,
Dalal Street,
Mumbai,

Fax No : 2722041 /2061/3719/2037

Re: **Disclosure pursuant to Regulation 13 (3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.**

Pursuant to regulation13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 and the subsequent notification dated 20th February, 2002 thereof, we wish to make a disclosure that the Bank has received by fax letters dated 24th July and 25th July, 2002 from Indocean Financial Holding Limited and India Private Equity Fund (Mauritius) respectively intimating the changes in their shareholdings in the Bank on account of sale of shares as detailed below :

Name of the Company	Shareholding prior to sale	% of shareholding prior to sale	Shareholding post sale of shares	% of shareholding post sale of shares
Indocean Financial Holdings Limited	13483200	4.783	9987590	3.543
India Private Equity Fund (Mauritius)	19056600	6.760	14116048	5.007

Kindly treat this also as an intimation pursuant to SEBI (Substantial Acquisition of Shares & Takeover) Regulations,1997 and other applicable regulations and listing agreement.

Thanking you ,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 498 8484

25th July, 2002

The Listing Department
The National Stock Exchange of India
Exchange Plaza,
Bandra Kurla Complex
Mumbai,

Fax No: 6538297/38

Dear Sir,

Re: **Disclosure pursuant to Regulation 13 (3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.**

Pursuant to regulation13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 and the subsequent notification dated 20th February, 2002 thereof, we wish to make a disclosure that the Bank has received by fax letters dated 24th July and 25th July, 2002 from Indocean Financial Holding Limited and India Private Equity Fund (Mauritius) respectively intimating the changes in their shareholdings in the Bank on account of sale of shares as detailed below :

Name of the Company	Shareholding prior to sale	% of shareholding prior to sale	Shareholding post sale of shares	% of shareholding post sale of shares
Indocean Financial Holdings Limited	13483200	4.783	9987590	3.543
India Private Equity Fund (Mauritius)	19056600	6.760	14116048	5.007

Kindly treat this also as an intimation pursuant to SEBI (Substantial Acquisition of Shares & Takeover) Regulations,1997 and other applicable regulations and listing agreement.

Thanking you ,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

26th July, 2002.

The Listing Department
The Stock Exchange, Ahmedabad
Kamdhenu Building,
Ahmedabad,

Dear Sir,

Re: **Disclosure pursuant to Regulation 13 (3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.**

Pursuant to regulation13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 and the subsequent notification dated 20th February, 2002 thereof, we wish to make a disclosure that the Bank has received by fax letters dated 24th July and 25th July, 2002 from Indocean Financial Holding Limited and India Private Equity Fund (Mauritius) respectively intimating the changes in their shareholdings in the Bank on account of sale of shares as detailed below :

Name of the Company	Shareholding prior to sale	% of shareholding prior to sale	Shareholding post sale of shares	% of shareholding post sale of shares
Indocean Financial Holding Limited	13483200	4.783	9987590	3.543
India Private Equity Fund (Mauritius)	19056600	6.760	14116048	5.007

Kindly treat this also as an intimation pursuant to SEBI (Substantial Acquisition of Shares & Takeover) Regulations,1997 and other applicable regulations and listing agreement.

Thanking you ,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary